Exhibit 12.1

Dollar Tree, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions of dollars)

	13 Weeks Ended		Fiscal Year Ended(1)
	April 30, 2016	May 2, 2015	January 30, 2016	January 31, 2015	February 1, 2014	February 2, 2013	January 28, 2012
Earnings:
Earnings before income taxes	$331.6	$113.2	$448.2	$954.2	$954.3	$978.9	$779.5
Add: Fixed charges	191.9	170.0	918.2	258.7	181.2	154.8	143.2
Less: Capitalized interest	1.0	—	1.3	—	—	—	—
Adjusted earnings	524.5	283.2	1,367.7	1,212.9	1,135.5	1,133.7	922.7

Fixed charges:
Interest expense(2)	$88.0	$123.5	$602.0	$80.8	$16.6	$3.7	$3.3
Portion of rent estimated to represent interest(3)	103.9	46.5	316.2	177.9	164.6	151.1	139.9
Total fixed charges	191.9	170.0	918.2	258.7	181.2	154.8	143.2

Ratio of earnings to fixed charges	2.7	1.7	1.5	4.7	6.3	7.3	6.4

(1)

Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest January 31st. All fiscal years presented are 52 weeks, with the exception of the year ended February 2, 2013 which consisted of 53 weeks.

(2)	Including amortization of debt premium, discount and issuance costs.
(3)	Management estimates approximately one-third of rent expense is representative of interest expense.